Exhibit 99.1

ELBIT IMAGING ANNOUNCES SALE OF 47 REAL ESTATE PROPERTIES FOR
US$1.428 BILLION BY EPN GROUP

Tel-Aviv, Israel, January 11, 2012, Elbit Imaging Ltd. (NASDAQ: EMITF) ("the "Company") announced today, that certain indirect subsidiaries of EPN GP, LLC and EPN EDT Holdings II, LLC (collectively, “EPN” and together with their affiliates “EPN Group”) entered into an agreement to sell 47 shopping centers located throughout the USA (the “Properties”), to BRE DDR Retail Holdings LLC, a joint venture between Blackstone Real Estate Partners VII  L.P. and/or its affiliates and DDR Corp. and/or its affiliates, for a purchase price of US$1.428 billion. Total property level debt to be repaid by EPN or assumed by BRE DDR Retail Holdings LLC is approximately US$934 million as of the date hereof.

In addition, the sellers shall retain all restricted and unrestricted cash upon the closing of the transaction which amounts to approximately US$30 million at the date hereof. Following the sale of the Properties, EPN Group will continue to hold two properties located in the United States that are valued at approximately US$43 million with total non-recourse secured debt of approximately US$14 million. In September 2011, EDT Retail Trust ("EDT"), the entity through which the Properties were held at the time, distributed an interim dividend payment of US$26 million to EPN.

The transaction is expected to close in June 2012, and is subject to the completion of a limited due diligence investigation by the purchaser to be completed by the end of January 2012, approval of the applicable lenders to the assignment and assumption of the above mentioned assumed debt, and satisfaction of certain other closing conditions.

The Company's interest in the EPN Group is held through Elbit Plaza USA L.P., a joint venture entity held in equal parts by the Company and its subsidiary Plaza Centers N.V. (LSE: "PLAZ", WSE: "PLZ/PLAZACNTR"). Elbit Plaza USA L.P. holds an approximate 45.4% ownership interest in the Properties through its holdings in the EPN Group.

The proceeds from the transaction will be subject to deduction of transaction expenses and applicable taxes. The profit realized for the Properties has already been recognized in the Company's financial statements in previous periods, in accordance with International Financial Reporting Standards.

EPN first acquired its interest in the Properties in June 2010 by investing approximately US$116 million in EDT, then an Australian publicly traded trust (through which the Properties were held at the time), and its managing entity. Following completion of that transaction, EPN became EDT's largest unitholder, holding an approximately 47.8% ownership interest in EDT. In March 2011, EPN commenced an off-market takeover bid for all of the units in EDT not already held by EPN, which was successfully completed in August 2011. Upon completion of that transaction, EPN became the holder of 100% of the outstanding units of EDT, at an additional cost of approximately US$ 242 million.

Mr. Dudi Machluf, Co-CEO of Elbit commented: “We are excited to execute this transaction for the sale of EDT properties. Three years ago we made a strategic decision to take advantage of the knowledge and experience gained from our international activities and to use the same successful model to create value in the United States. We examined many transactions that came our way and eventually decided to invest in EDT. The investment in EDT was a multi faceted transaction, which required complex structuring and negotiations with various parties. We acquired full ownership of EDT and its assets in two stages and added value by streamlining its management, improving occupancy and net operating income, and restructuring EDT's cumbersome debt structure. Now, in a span of two years of intense operations in the United States, we are announcing a successful realization of 47 of the 49 EDT assets to Blackstone and DDR, two of the leading real estate investors in the United States.

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Following completion of this transaction, we will still maintain an investment platform for continuing operations in the United States, coupled with vast knowledge and experience in North America, which compliments and adds to our international knowledge and experience. We believe that there are further opportunities in the United States that meet the profile of our U.S. investment vehicle. We intend to continue our operations in the United States together with our existing partners, using our experience to attract new investors, so that the United States continues to be an important part of our operations in the coming years.”

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management, primarily in major European cities; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

About EPN

EPN Investment Management LLC and EPN Fund GP LLC (together with their affiliates “EPN Group”) are entities jointly formed by Elbit Imaging Ltd. (“Elbit”), its subsidiary Plaza Centers N.V. (“Plaza”) and Eastgate Property LLC and its affiliates (“Eastgate”) in order to pursue real estate investments in the United States. In 2009, the venture formed  EPN Real Estate Fund, LP, a real estate investment fund that was jointly established by Elbit, Plaza and Eastgate, focused on investments in the U.S. retail and commercial real estate sectors (the “Fund”).The Fund secured from Menora Mivtachim Insurance Ltd. (“Menora”) and certain of Menora’s affiliates, $31 million in capital commitments. EPN Group intends to continue raising investment funds to take advantage of real estate opportunities in the United States through direct acquisitions and joint ventures with leading real estate operators and owners of relevant assets or portfolios.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, risks associated with uncertainty as to whether the transaction will be completed, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreement, potential litigation associated with the transaction, the failure to obtain the approval of the applicable lenders to the transaction, the failure of any party to meet the closing conditions set forth in the agreement, risks that the proposed transaction disrupts current plans and operations, the extent and timing of regulatory approvals, the distraction of management resulting from the proposed transaction, as well as the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2010, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il